Exhibit 99.1

Press release

Biophytis Presented Positive Results of Phase 2-3 COVA Study At The American Thoracic Society International Conference

Paris (France), Cambridge (Massachusetts, U.S.), May 25th, 2023, 08 am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces that it presented the positive results of the phase 2-3 COVA study with Sarconeos (BIO101) in severe COVID-19 at the American Thoracic Society International Conference (ATS 2023) that was held in Washington DC between the 19th and 24th of May 2023.

DR Girish Nair, MD – William Beaumont Hospital, Royal Oak, MI 48073, USA and principal investigator of the COVA study in the USA held an oral presentation of  the results titled “COVA clinical study: Results from a double-blind, placebo-controlled phase 2-3 study to assess efficacy and safety of BIO101 in hospitalized severe COVID-19 patients.”

Biophytis also presented a poster that will be available on Biophytis’ website.

ATS 2023 showcases the latest advances and discoveries in respiratory science, patient care and global respiratory health. The American Thoracic Society is at the forefront of basic and translational respiratory science and is an essential event for all respiratory researchers. It offers a unique opportunity to present the results in front of well-recognized peers from across the globe.

Stanislas Veillet, CEO of Biophytis, said: " It was an honour to present these positive data to the scientific and medical community, showing a 44% reduction with Sarconeos (BIO101) vs placebo in the risk of respiratory failure or early death in hospitalized patients with severe COVID-19. This success is the result of the hard work of the clinical and medical teams involved in the COVA clinical study in France, Belgium, the USA and in Brazil. Sarconeos (BIO101) is the only innovative drug candidate in Europe or the United States targeting the Renin Angiotensin System (RAS) , impaired by SARS-CoV-2, that has demonstrated clinical efficacy in a Phase 2-3 study, as well as a very good safety profile. We are now moving forward with preparing regulatory filings to apply for conditional Marketing Authorization (cMA) in Europe and Emergency Use Authorization (EUA) in the USA”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Press release

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42